MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 13, 2014 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and six months ended September 30, 2014. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended September 30, 2014 and 2013, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2014. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" which means disclosure regarding possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that are presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Company and its subsidiary. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements included or incorporated by reference in this MD&A include, but are not limited to, statements with respect to:

•	continued development of Company’s products and business;

•	the Company’s growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein™ and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development and commercialization for soy, pea and canola proteins;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approval;

•	input and other costs; and

•	liquidity and working capital.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and its subsidiary to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. As a result, actual actions, events or results may differ materially from those described in forward-looking information, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in this MD&A under the heading "Risks and Uncertainties" and elsewhere. Although forward-looking information contained in this MD&A is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with the forward-looking information. Forward-looking information contained herein is as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risks and Uncertainties".

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 172 issued patents worldwide, including 55 issued U.S. patents, and in excess of 380 additional patent applications, 66 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

RIGHTS OFFERING

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for 1,860,276 common shares at $2.82 per common share for gross proceeds of $5,245,978, with net proceeds of approximately $5.0 million. Burcon issued to each shareholder as of February 19, 2014 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the Rights) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company for $2.82 per common share.

The net proceeds from the rights offering are being used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies; commercialization of Burcon’s pea protein extraction and purification technology; filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; pursuing product development agreements with major food, beverage and nutritional product companies; continued research and development of Burcon’s other protein extraction and purification technologies; and for general working capital.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 930,138 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that are exercisable up to April 2, 2016. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval. Burcon’s shareholders approved the issuance at the annual general meeting (the “AGM”) held on September 10, 2014. Burcon estimated the fair value of these warrants to be $357,945 using the Black-Scholes Option Pricing Model and recorded the warrants as financing expense in the second quarter of fiscal 2015.

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the first quarter, the Winnipeg Technical Centre (“WTC”) conducted work on alternate and improved processes to produce Peazazz® pea protein. Work continued in our laboratory to conduct testing and sensory evaluation on products produced from these new processes. We also continued to file new patent applications to strengthen our patent portfolio.

Burcon continued its discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnership structures. During the second quarter, the main focus of the WTC was producing samples for evaluation by these potential partners. As at the date of this MD&A, discussions are still on-going with these parties.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

The CLARISOY™ portfolio is being marketed by ADM’s Foods & Wellness group. Their marketing activities are supported by CLARISOY™ samples produced at the semi-works plant for market-building activities, and for product development by ADM’s global customer base.

ADM launched a new CLARISOY™ variant, CLARISOY 170, at the 2014 IFT Food Expo in New Orleans. CLARISOY™ 170 is formulated to be ideal as a dairy protein replacement which could include neutral beverage applications with a pH of 7.0 or higher.

In addition to CLARISOY™ 170, ADM was advertising numerous CLARISOY™ products at the IFT Food Expo, including CLARISOY™ 100, CLARISOY™ 110, CLARISOY™ 120, CLARISOY™ 150 and CLARISOY™ 180.

During the period to-date, the WTC continued to carry out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY. During the three and six months ended September 30, 2014, Burcon recorded royalty revenues of $23,658 and $48,949, respectively, (2013 - $23,458 and $47,358) comprised primarily of initial license fee payments recognized as royalty revenue. Burcon expects royalty revenues to be marginal until ADM brings its large-scale commercial CLARISOY™ production facility online.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the first and second quarters, Burcon filed three new patent applications, received three U.S. patent grants, and continued the maintenance and prosecution of its patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

In April 2014, Burcon was granted a key patent for a CLARISOY™ composition of matter patent application. This is the first CLARISOY™ composition of matter patent application that has been allowed and provides protection over the commercially valuable attributes of CLARISOY™.

In an effort to conserve its cash resources, Burcon abandoned certain non-core canola patents during fiscal 2014 that it deemed to be unessential for the purposes of achieving its strategic objectives in non-US countries.

Burcon currently holds 55 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 66 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 172 issued patents covering inventions that include the 55 granted U.S. patents. Currently, Burcon has over 380 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at September 30, 2014, Burcon has not yet generated any significant revenues from its technology. For the three and six months ended September 30, 2014, the Company recorded a loss of $1,819,024 and $3,212,385 ($0.05 and $0.10 per share), respectively, as compared to $1,603,640 and $3,184,470 ($0.05 and $0.10 per share), respectively during the same periods last year. Included in the three and six-month loss amounts are $107,996 and $209,161 (2013 - $82,863 and $170,050), respectively, of stock-based compensation (non-cash) costs, amortization of deferred revenue of $23,458 and $46,916 (2013 - $23,458 and $46,916), respectively, amortization of deferred development costs of $133,406 and $266,812 (2013 - $133,406 and $266,812), respectively, and amortization of property and equipment of $36,595 and $73,028 (2013 - $45,922 and $74,268), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2014	2013	2014	2013
	IFRS	IFRS	IFRS	IFRS
Professional fees	446	586	809	1,119
Financing expense	359	-	359	-
Salaries and benefits	254	250	546	539
Investor relations	82	81	154	169
Office supplies and services	44	56	86	88
Travel and meals	25	49	38	63
Other	23	22	74	66
Management fees	9	11	16	20
Amortization of property and equipment	1	1	2	2
	1,243	1,056	2,084	2,066

Financing expense

As noted in the Rights Offering section on page 3, Burcon issued 232,534 warrants to the guarantors of the rights offering and has recorded an estimated fair value of $357,945 as financing expense during the second quarter of fiscal 2015.

Salaries and benefits

Included in salaries and benefits are stock-based compensation expense of approximately $55,000 and $107,000 (2013 –$44,000 and $86,000) for the three and six months ended September 30, 2014, respectively.

The cash portion of salaries and benefits decreased by about $7,000 and $14,000 for the three and six months ended September 30, 2014 over the same periods last year. The decrease for the six month period is due mainly to a decrease in directors’ fees with fewer meetings held in the first quarter, as compared to the same quarter last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

Professional fees
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2014	2013	2014	2013
	IFRS	IFRS	IFRS	IFRS

Regulatory and intellectual property	379	555	712	1,001
Legal, audit and consulting	67	31	97	118
	446	586	809	1,119

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Patent costs have decreased by about $176,000 and $289,000 for the three and six months ended September 30, 2014 over the same period in 2013. In the third quarter of last year, Burcon abandoned certain non-core canola patents that it deemed to be unessential for the purposes of achieving its strategic objectives in non-US countries. This resulted in a $133,000 and a $229,000 decrease in patent fees and disbursements for the canola patent portfolio for the three and six month periods, respectively. Patent fees and disbursements for the soy portfolio decreased by about $51,000 and $101,000 for the three and six month periods, respectively, due mostly to two soy patent applications that entered national phase during the first quarter of last year and higher patent activities last year. This was offset by increases of about $8,000 and $41,000 in the pea patent portfolio for the three and six month periods, respectively, due to more patent activity in this area. From inception, Burcon has expended approximately $11.2 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Investor relations

There is no stock-based compensation expense included in investor relations expenses this period. Included in investors relations expenses for the three and six months ended September 30, 2013 is stock-based compensation expense of about $3,000 and $15,000 for options granted to a U.S. investor relations firm. The cash portion of investor relations expenses increased by about $4,000 for the three months ended September 30, 2014 over the same period last year. The increase is attributed to an increase in European investor relations consultant fees of about $22,000, offset by a decrease in U.S. investor relations consultant fees and expenses of about $7,000, listing fees incurred last year of about $6,000 for additional shares listed in the U.S. and a decrease travel of about $5,000. Although there was no significant net change for the six-month period ended September 30, 2014, European investor relations consultant fees increased by about $29,000, offset by decreases in news release expenses of about $17,000, $6,000 in website costs for product video production last year, and listing fees incurred last year of about $6,000 for additional shares listed in the U.S.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended Sep. 30		Six months ended Sep. 30
	2014	2013	2014	2013
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	334	304	670	628
Amortization of deferred development costs	133	133	267	267
Laboratory operation	80	63	142	150
Amortization of property and equipment	36	45	72	73
Rent	22	21	43	43
Analyses and testing	13	19	27	36
Travel and meals	2	4	3	10
	620	589	1,224	1,207

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the three and six months ended September 30, 2014 is stock-based compensation expense of about $53,000 and $102,000 (2013 - $36,000 and $69,000), respectively. Other than nominal salary increases, there was no significant change in the cash portion of salaries and benefits for the three and six months ended September 30, 2014.

Laboratory operation expenses increased by about $17,000 and decreased by about $8,000 for the three and six months ended September 30, 2014, respectively, over the comparative periods. These are consistent with the activity level at the WTC as measured by the number of production runs carried out during those periods.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at September 30, 2014, the Company had not earned significant revenues from its technology, had an accumulated deficit of $67,613,349 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At September 30, 2014, the Company had cash and cash equivalents of $4.2 million that management estimates are sufficient to fund its operations through July 2015.

During the three and six months ended September 30, 2014, Burcon recorded approximately $24,000 and $49,000 in royalty revenues, respectively, almost entirely from the recognition of previously deferred initial license fees received. Due to the nature of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

The net cash used in operations during the six months ended September 30, 2014, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $2,352,000, as compared to $2,720,000 in the comparative period. The decrease of $368,000 is attributed mainly to a decrease in patent-related activities of $289,000, decreases in G&A travel and meals, legal, audit and consulting fees of about $25,000 and $21,000, respectively, R&D expenses of about $16,000 and directors’ fees and salaries of about $17,000.

At September 30, 2014, Burcon’s working capital was approximately $3.9 million (March 31, 2014 - $1.1 million). As at September 30, 2014, Burcon was not committed to any significant capital expenditures. However, Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and about $800,000 in patent legal fees and disbursements for the balance of fiscal 2015. We expect five patent applications to enter national phase during the third and fourth quarters of fiscal 2015, and we also expect to incur patenting costs for new patent applications, as well as applications that will incur costs related to European registrations.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least July 2015. These estimated dates exclude proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2014, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.25% and 1.25% (2013 – 1.15% and 1.17%) . The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2014 is estimated to be a $42,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at September 30, 2014 was $559,740, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

OUTSTANDING SHARE DATA

As at September 30, 2014, Burcon had 33,484,969 common shares and 1,971,161 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $6.50 per share and 232,534 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.82 per share.

As at the date of this MD&A, Burcon had 33,484,969 common shares and 2,587,167 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $5.63 per share and 232,534 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.82 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Three months ended
	September 30,			December 31,
	2014	June 30, 2014	March 31, 2014	2013
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	43	52	148	150
Loss for the period	(1,819)	(1,393)	(1,239)	(1,538)
Basic and diliuted loss per share	(0.05)	(0.04)	(0.04)	(0.05)

	Three months ended
	September 30,		March 31,	December 31,
	2013	June 30, 2013	2013	2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	42	46	50	26
Loss for the period	(1,604)	(1,581)	(1,403)	(1,754)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.04)	(0.06)

Included in the loss of the first and second quarters of this year is about $101,000 and $108,000 of stock-based compensation expense, respectively. Similarly, included in the first to fourth quarters of fiscal 2014 are about $87,000, $83,000, $274,000 and $95,000 of stock-based compensation expense, respectively. Included in the third and fourth quarters of fiscal 2013 are about $534,000 and $92,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarter of last year and fiscal 2013 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the loss of the current year’s two quarters and each of the quarters of last year and in each of the last two quarters of fiscal 2013 is $133,000 of amortization of deferred development costs.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached historical highs, in the first and second quarters of last year of $442,000 and $551,000, respectively. Patent legal fees and expenses were comparatively lower during the last three quarters of fiscal 2013, due to only one patent having entered national phase during each quarter. In addition, starting the third quarter of fiscal 2013, Burcon started to defer annuity payments of non-core patents. Some of these previously deferred payments came due in the first and second quarters of last year, which contributed partly to the higher expenditure levels. As noted above, the Company has abandoned certain non-core canola patents, resulting in the related maintenance fees being lower in the quarters this year.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited (“ITC”) who has significant influence over Burcon, for the following related party transactions:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

Included in general and administrative expenses (office supplies and services and other expenses) for the three and six months ended September 30, 2014 is $17,466 and $34,931 (2013 - $15,791 and $31,581), respectively, for office space rental, and equipment rental.

For the three and six months ended September 30, 2014, included in general and administrative expenses (management fees) is $8,832 and $16,162 (2013 - $10,826 and $19,489), respectively, for administrative services provided. At September 30, 2014, $2,336 (March 31, 2014 - $1,423) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2014, included in interest and other income is $5,669 and $13,968 (2013 - $3,594 and $6,991), respectively, for legal and accounting services provided by the Company. At September 30, 2014, $3,215 (March 31, 2014 - $1,424) of this amount is included in amounts receivable. Included in deferred financing costs for the three and six months ended September 30, 2014 are fees of $585 and $1,050, respectively, (share issue costs as at March 31, 2014 - $2,550) for administrative services provided directly for financing, of which $113 is included in accounts payable and accrued liabilities as at September 30, 2014 (March 31, 2014 - $1,035).

During the quarter ended September 30, 2014, the Company issued warrants to ITC related to the rights offering as noted on page 3 and recorded the estimated fair value of $183,053 as financing expense.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of the fair value of the warrants issued during the second quarter of fiscal 2015, the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2014. These changes have been made in accordance with the applicable transitional provisions.

  The Company adopted IAS 32, Financial Instruments: Presentation. These amendments clarify the requirements for offsetting of financial assets and liabilities. The adoption did not result in material changes to the Company’s financial statements.

  The Company adopted IFRIC 21, Levies, which provides guidance on whether an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. The adoption did not have any impact on the Company’s financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended September 30, 2014 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2014 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and six months ended September 30, 2014 and 2013

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

Pea

Burcon will continue to supply samples produced from the Peazazz® semi-works facility to potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to negotiate and further its discussions with these potential partners to jointly commercialize Peazazz®. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein™ and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.